Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276525
SUPPLEMENT DATED JULY 24, 2024 TO PROXY STATEMENT/PROSPECTUS DATED APRIL 2, 2024
This document is a supplement dated July 24, 2024 (“Supplement”) to the proxy statement/prospectus dated April 2, 2024 and first mailed to shareholders of Vista Outdoor Inc. (“Vista Outdoor” or the “Company”) on or about April 9, 2024. That proxy statement/prospectus was supplemented by earlier supplements dated May 28, 2024, June 10, 2024 and July 8, 2024 and, as supplemented, is referred to herein as the Proxy Statement/Prospectus.
INTRODUCTION AND EXPLANATORY NOTE
Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus. Except as described in this Supplement, the information provided in the Proxy Statement/Prospectus relating to the Transaction continues to apply. This Supplement and the documents referred to in this Supplement should be read in conjunction with the Proxy Statement/Prospectus, the annexes and exhibits to the Proxy Statement/Prospectus and the documents referred to in the Proxy Statement/Prospectus, each of which should be read in its entirety. To the extent that information in this Supplement differs from, updates or conflicts with information contained in the Proxy Statement/Prospectus, the information in this Supplement supersedes the information in the Proxy Statement/Prospectus.
As previously disclosed, on October 15, 2023, Vista Outdoor entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc. (“Merger Sub Parent”), CSG Elevate III Inc., a wholly owned subsidiary of Merger Sub Parent (“Merger Sub”), and, solely for the purposes of specific provisions therein, CZECHOSLOVAK GROUP a.s. (“CSG”), pursuant to which, on the terms and conditions set forth therein and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into Vista Outdoor with Vista Outdoor surviving the merger as a wholly owned subsidiary of Merger Sub Parent (the “Merger” and, together with the other transactions contemplated by the Merger Agreement and the related transaction documents, in each case, as amended from time to time, the “Transaction”), which was amended by the Parties on May 27, 2024 (such amendment, the “First Merger Agreement Amendment”), on June 23, 2024 (the “Second Merger Agreement Amendment”) and on July 7, 2024 (the “Third Merger Agreement Amendment”). As disclosed by Vista Outdoor on a Current Report on Form 8-K filed on July 22, 2024, on July 21, 2024, the Parties entered into the fourth amendment to the Merger Agreement (the “Fourth Merger Agreement Amendment”). The Fourth Merger Agreement Amendment increases the Base Purchase Price from $2,100,000,000 to $2,150,000,000 and increases the Cash Consideration from $21.00 to $24.00 in cash per share of Vista Outdoor Common Stock. The Vista Outdoor Board approved the Fourth Merger Agreement Amendment after careful consideration and deliberation and determined that the Merger Agreement and the Transaction, in each case as amended by the First Merger Agreement Amendment, the Second Merger Agreement Amendment, the Third Merger Agreement Amendment and the Fourth Merger Agreement Amendment, are advisable and fair to and in the best interests of the Company and the stockholders of the Company.
If you need another copy of the Proxy Statement/Prospectus, please contact Broadridge Investor Communications Solutions at 800-542-1061. The Proxy Statement/Prospectus may also be found on the Internet at www.sec.gov and on the website of the Company, located at www.vistaoutdoor.com.
The virtual special meeting of Vista Outdoor stockholders (the “Special Meeting”) will be adjourned to July 30, 2024 at 9:00am (Central Time). The record date for the special meeting is April 1, 2024.
Stockholders who wish to attend the virtual Special Meeting on July 30, 2024 may access the meeting via the following link: www.virtualshareholdermeeting.com/VSTO2024SM
Stockholders accessing the link will then be prompted to enter the 16-digit control number included in their proxy card, or in the instructions provided by their bank, broker or other financial intermediary (for those who hold their shares in “street name”). Once admitted to the Special Meeting, stockholders will be able to vote their shares electronically and submit any questions during the meeting.

UPDATES TO “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION”
The following questions and answers address briefly some questions Vista Outdoor stockholders may have regarding the Fourth Merger Agreement Amendment. This section does not contain all the information that is important to you, nor is this section meant to be a substitute for the information contained in the remainder of this Supplement or the Proxy Statement/Prospectus. The information in this section is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Supplement and the Proxy Statement/Prospectus. We urge you to read both this Supplement and the Proxy Statement/Prospectus carefully, including the information incorporated by reference into this Supplement and the Proxy Statement/Prospectus.
Q:What consideration will Vista Outdoor stockholders receive if the Transaction is completed?
A: At the Effective Time, each share of Vista Outdoor Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any such shares of Vista Outdoor Common Stock held by Vista Outdoor, its subsidiaries or Merger Sub Parent and (ii) any Appraisal Shares) will be converted into the right to receive (a) one fully paid and non-assessable share of Revelyst Common Stock and (b) $24.00 in cash (the “Cash Consideration”), in each case, per share of Vista Outdoor Common Stock.
At the time of the Closing, after giving effect to the contribution from Vista Outdoor and following the payment of taxes, transaction costs and other customary closing-related payments, Revelyst expects to have cash and cash equivalents of approximately $125 million. The Vista Outdoor Board determined that an additional approximately $125 million of cash should be returned to Vista Outdoor’s stockholders as Cash Consideration. This follows a careful review of Revelyst’s capital allocation strategy, contemplated divestitures and the availability of the ABL Facility, and the determination that capitalizing Revelyst with cash and cash equivalents of approximately $125 million is sufficient to execute the Revelyst business plan.
Q: What are the reasons for the change in the consideration to be received by Vista Outdoor stockholders under the Fourth Merger Agreement Amendment (as defined below)?
A: Vista Outdoor determined that it would return an additional approximately $125 million of cash to its stockholders as a part of the Cash Consideration. This follows a careful review of Revelyst’s capital allocation strategy, contemplated divestitures and the availability of the ABL Facility, and the determination that capitalizing Revelyst with cash and cash equivalents of approximately $125 million is sufficient to execute the Revelyst business plan. Additionally, CSG agreed to increase the Base Purchase Price from $2,100,000,000 to $2,150,000,000 and that increase will also be passed along to Vista Outdoor stockholders as a part of the Cash Consideration.
The tax consequences to Vista Outdoor stockholders of the Transaction (including the Cash Consideration) will be the same as those previously described in the section entitled “Material U.S. Federal Income Tax Consequences” (beginning on page 129). If Revelyst had distributed the cash amounts as a special dividend following the Transaction, those amounts would have been treated as dividend income for U.S. federal income tax purposes and Revelyst stockholders would have been subject to different tax consequences with respect to the receipt of those amounts.
The tax consequences to Vista Outdoor stockholders of the Transaction may depend on a holder’s particular circumstances. Vista Outdoor stockholders should read the discussion in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 129 for a more detailed description of the U.S. federal income tax consequences of the Transaction and should consult their own tax advisors for a full understanding of the tax consequences to them of the Transaction.

UPDATES TO “THE TRANSACTION”
The description of the Merger Agreement in the Proxy Statement/Prospectus, including the disclosure beginning on page 136 of the Proxy Statement/Prospectus, is hereby amended to describe the terms of the Fourth Merger Agreement Amendment. This summary may not contain all of the information about the Fourth Merger Agreement Amendment that is important to you. We urge you to read the full text of the Fourth Merger Agreement Amendment, together with the Merger Agreement, the First Merger Agreement Amendment, the Second Merger Agreement Amendment and the Third Merger Agreement Amendment. The First Merger Agreement Amendment, Second Merger Agreement Amendment, Third Merger Agreement Amendment and Fourth Merger Agreement Amendment are each attached as an exhibit to the Current Reports on Form 8-K filed by the Company on May 28, 2024, June 24, 2024, July 8, 2024, and July 22, 2024, respectively, and the Merger Agreement is attached as an exhibit to the Proxy Statement/Prospectus.
Fourth Merger Agreement Amendment
Base Purchase Price and Cash Consideration
The Fourth Merger Agreement Amendment increases (i) the Base Purchase Price from $2,100,000,000 to $2,150,000,000 and (ii) the Cash Consideration from $21.00 to $24.00 in cash per share of Vista Outdoor Common Stock.

UPDATES TO “BACKGROUND OF THE TRANSACTION”
Set forth below are further supplemental disclosures with respect to the “Background of the Transaction” section of the Proxy Statement/Prospectus to reflect relevant developments that have occurred since the filing of the supplement to the Proxy Statement/Prospectus dated July 8, 2024 (the “Prior Supplement”).
Supplemental Disclosures to the Proxy Statement/Prospectus in Connection with the Background of the Transaction
The Proxy Statement/Prospectus describes the background of the Transaction up to and including July 8, 2024. The Prior Supplement is hereby amended by inserting the following text below the first full paragraph on page 8 of the Prior Supplement.
From July 10 to July 19, 2024, representatives of Vista Outdoor, representatives of CSG, representatives of Morgan Stanley and representatives of JPM held various calls to discuss the Transaction and the upcoming Special Meeting.
On July 11, 2024, a representative of Investor 1 called Mr. Callahan and informed him that Investor 1 was continuing to monitor the developments with respect to Vista Outdoor and the Transaction. As of July 24, 2024, the date of this Supplement, no revised indication of interest from Investor 1 has been received.
On July 15, 2024, MNC delivered a letter to the Vista Outdoor Board alleging, among other things, a failure by Vista Outdoor to disclose certain information and reiterating MNC’s desire to engage with Vista Outdoor on the MNC Final Indication.
Also on July 15, 2024, MNC issued a press release stating that MNC has absolutely no intention of increasing its $42 per share offer and disclosing portions of the letter MNC delivered to the Vista Outdoor Board on the same day.
On July 17, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, the Vista Outdoor Board discussed the Transaction and the upcoming Special Meeting. Representatives of Cravath reviewed with the members of the Vista Outdoor Board their fiduciary duties and other legal matters. The Vista Outdoor Board asked questions and further discussed the Transaction and the upcoming Special Meeting.
On July 20, 2024, a representative of CSG informed representatives of Vista Outdoor that CSG had determined to increase its purchase price for the Sporting Products Business by $50,000,000.
On July 21, 2024, a meeting of the Vista Outdoor Board was held with representatives of Morgan Stanley, Moelis, Cravath and Gibson Dunn also in attendance. At the meeting, representatives of Cravath reviewed with the members of the Vista Outdoor Board their fiduciary duties. Members of the Vista Outdoor Board discussed CSG’s proposed increase to its purchase price for the Sporting Products Business. The Vista Outdoor Board discussed delivering to its stockholders (i) the $50,000,000 increase in the purchase price together with (ii) a portion of the cash on hand at Vista Outdoor, in each case, as part of the cash consideration in the Transaction by increasing the cash consideration in the Transaction to $24.00 per share of Vista Outdoor Common Stock. The Vista Outdoor Board then discussed the amendments to the merger agreement with CSG required to effect these changes (the “Fourth Merger Agreement Amendment”). The Vista Outdoor Board asked questions and further considered and discussed the Fourth Merger Agreement Amendment, the Transaction and the upcoming Special Meeting. Following such discussion, the Vista Outdoor Board adopted resolutions approving the documentation effecting the Fourth Merger Agreement Amendment and authorized the adjournment of the Special Meeting scheduled to be held on July 23, 2024 to July 30, 2024 to enable Vista Outdoor to engage with stockholders prior to the vote in light of recent developments.
On the morning of July 22, 2024, before the opening of trading on NYSE, Vista Outdoor (i) filed a Current Report on Form 8-K announcing the Fourth Merger Agreement Amendment and (ii) issued a press release announcing the Fourth Merger Agreement Amendment and the adjournment of the Special Meeting from July 23, 2024 to July 30, 2024.

UPDATES TO “RECOMMENDATION OF THE VISTA OUTDOOR BOARD; THE VISTA OUTDOOR BOARD’S REASONS FOR THE TRANSACTION”
Set forth below are further supplemental disclosures with respect to the “Recommendation of the Vista Outdoor Board; The Vista Outdoor Board’s Reasons for the Transaction” section of the Proxy Statement/Prospectus to reflect relevant developments that have occurred since the Prior Supplement.
On July 21, 2024, after careful consideration and deliberation, the Vista Outdoor Board approved the Fourth Merger Agreement Amendment and determined that the Merger Agreement and the Transaction, in each case as amended by the First Merger Agreement Amendment, the Second Merger Agreement Amendment, the Third Merger Agreement Amendment and the Fourth Merger Agreement Amendment, are advisable and fair to and in the best interests of the Company and the stockholders of the Company.
In evaluating the Fourth Merger Agreement Amendment, the Vista Outdoor Board consulted with and received the advice of financial and legal advisors, held discussions with members of the Vista Outdoor management team, considered the business, assets and liabilities, results of operations, tax implications, financial performance, strategic direction and prospects of Vista Outdoor (including the Outdoor Products Business and the Sporting Products Business) and carefully considered a number of factors that it believed supported its determination. These factors included the following:
•that the Fourth Merger Agreement Amendment increases the purchase price for the Sporting Products Business to $2,150,000,000, all payable at Closing, which represents approximately 5x enterprise value to the Sporting Products Business’s fiscal year 2024 (“FY2024E”) EBITDA; and
•that distributing excess cash as part of the cash consideration payable to Vista Outdoor stockholders in the Transaction will result in more favorable tax treatment for stockholders than if Revelyst distributes such excess cash as a special dividend following the Transaction;.

CERTAIN SUPPLEMENTAL DISCLOSURES
As of the date of this Supplement, Vista Outdoor, to its knowledge, has received nine (9) demand letters from purported stockholders of Vista Outdoor (the “Demand Letters”) requesting that Vista Outdoor provide additional disclosures in a supplement to the Proxy Statement/Prospectus. Two complaints have been filed in the Supreme Court of the State of New York, County of New York against Vista Outdoor and the members of its Board of Directors alleging deficiencies with respect to the disclosures in the Proxy Statement/Prospectus. The Complaints are captioned Coffman v. Vista Outdoor Inc. et al., Index No. 652703/2024 (N.Y. Sup. Ct.) (filed May 29, 2024) and Jones v. Vista Outdoor Inc. et al., Index No. 652768/2024 (N.Y. Sup. Ct.) (filed May 30, 2024) (the “Complaints”). The Demand Letters and Complaints allege, among other things, that the Proxy Statement/Prospectus contains incomplete information concerning the financial analyses and past financial advisory services provided by Morgan Stanley & Co. LLC, Vista Outdoor’s financial advisor, and Moelis & Company LLC, the financial advisor to the independent members of the Board of Directors of Vista Outdoor.
Vista Outdoor believes that the allegations in the Demand Letters and Complaints are without merit and that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law. However, in order to avoid the risk of such allegations delaying or adversely affecting the Transaction, and to minimize cost and distraction, Vista Outdoor has determined to voluntarily supplement the Proxy Statement/Prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in this Supplement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein or in the Proxy Statement/Prospectus. To the contrary, Vista Outdoor specifically denies all allegations that any additional disclosure was or is required.
The Supplemental Disclosures will not change the consideration to be paid to stockholders of Vista Outdoor in connection with the Transaction or the timing of the Special Meeting to be held by means of remote communication, July 30, 2024, at 9:00 A.M. Central Time.
Supplemental Disclosures to the Proxy Statement/Prospectus in Connection with the Demand Letters and Complaints
The second full paragraph under the section entitled “The Transaction—Opinion of Morgan Stanley & Co. LLC—Discounted Cash Flow Analysis” spanning pages 102 to 103 of the Proxy Statement/Prospectus is hereby amended and restated as follows:
Morgan Stanley based its analysis on the estimated Unlevered Free Cash Flow (as set forth in the section entitled “-Certain Unaudited Prospective Financial Information” beginning on page 112) expected to be generated by the Sporting Products Business. Morgan Stanley calculated terminal values based on a terminal AV / Adj. EBITDA exit multiple ranging from 4.0x to 6.0x and a terminal Adj. EBITDA for the Sporting Products Business of $378 million (which Morgan Stanley based on the average estimated Adj. EBITDA for fiscal year 2025 through fiscal year 2028 as Vista Outdoor management approved for use by Morgan Stanley). For reference only, Morgan Stanley also calculated a terminal Adj. EBITDA of $264 million from the Downside Case Projections and $475 million from the Upside Case Projections (as Vista Outdoor management approved for use by Morgan Stanley). The Unlevered Free Cash Flow from the third and fourth quarters of fiscal year 2024 through end of fiscal year 2028 and terminal values were then discounted to present values as of September 30, 2023 using a range of discount rates of 11.2% to 12.0% (which Morgan Stanley derived based on Morgan Stanley’s estimate of the Sporting Products Business’s weighted average cost of capital) to calculate an implied AV range for the Sporting Products Business. Morgan Stanley estimated the weighted average cost of capital for the Sporting Products Business using the capital asset pricing model and took into account, among other things, market risk premium, risk-free rate, predicted beta, effective tax rate as provided by Vista Outdoor management, estimated cost of debt, and based on Morgan Stanley’s ~~based on its~~ professional judgment and experience, a sensitivity adjustment around the cost of equity. Based on the above-described analysis, Morgan Stanley derived the following ranges of implied AVs, each rounded to the nearest $25 million:

Source	Implied AV (in millions)
Financial Analyses
Base Case Projections	$1,850–$2,375
For Reference Only
Downside Case Projections	$1,350–$1,700
Upside Case Projections	$2,275–$2,925
The table under the section entitled “The Transaction—Opinion of Morgan Stanley & Co. LLC— Precedent Transactions Analysis” on page 104 of the Proxy Statement/Prospectus is hereby amended and restated as follows:

Announcement Date	Acquiror	Target	AV ($ millions)(1)(2)		AV / LTM Adj. EBITDA
May 2013	Vista Outdoor Inc.	Savage Sports Corporation	$315		5.5x
October 2014	Lloyds Development Capital Limited	Eley Group	$70	(2)	6.9x
August 2017	Clarus Corporation	Sierra Bullets, L.L.C.	$80		6.3x
February 2021	Česká zbrojovka Group SE	Colt Holding Company LLC	$240		4.8x
March 2022	Beretta Holding S.A.	RUAG Ammotec Group	$430	(2)	4.9x
November 2022	Czechoslovak Group a.s.	Fiocchi Munizioni	$780	(2)	7.2x
(1)Approximate AVs rounded to the nearest $5 million.
(2)AV converted to United States Dollars from another currency.
The last full paragraph under the section entitled “The Transaction—Opinion of Morgan Stanley & Co. LLC—General” spanning pages 105 to 106 of the Proxy Statement/Prospectus is hereby amended and restated as follows:
As of October 15, 2023, Morgan Stanley or one of its affiliates was a participant in the Company’s $600,000,000 senior secured asset-based revolving credit facility, with an aggregate total commitment of approximately $24 million, and received aggregate fees of approximately $190,000 in connection with such services.
Inclusive of the fees associated with Morgan Stanley’s participation in the senior secured asset-based revolving credit facility and of the fees paid to Morgan Stanley upon the announcement of the potential separation of the Revelyst Business into an independent company, in the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for Vista Outdoor and have received approximately $2 million to $5 million in connection with such services. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have not received any fees from CSG in connection with financial advisory or financing services provided to such entities. Morgan Stanley and its affiliates may also seek to provide financial advisory and financing services to CSG and Vista Outdoor and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
The first two full paragraphs under the section entitled “The Transaction—Opinion of Moelis & Company LLC—Financial Analyses—Discounted Cash Flow Analysis” spanning pages 109 to 110 of the Proxy Statement/Prospectus are hereby amended as follows:
Moelis performed a discounted cash flow analysis of the Sporting Products Business using the Base Case Projections to calculate the present value of the estimated future Unlevered Free Cash Flow (as set forth in the section entitled “—Certain Unaudited Prospective Financial Information” beginning on page 112) projected to be generated by the Sporting Products Business and an estimate of the present value of the terminal value of the Sporting Products Business. In performing its discounted cash flow analysis, Moelis usedapplied a range of discount rates of 10.5% to 15.5% ~~based on an estimate of~~, using its professional judgment as to Vista Outdoor’s estimated weighted average cost of capital. The estimated weighted average cost of capital range was derived using the Capital Asset Pricing Model, as well as a size premium.
Moelis applied this range of discount rates to (i) the estimated after-tax Unlevered Free Cash Flow for the second half of the fiscal year ending March 2024 through the end of fiscal year ending March 2028 (discounted to September 30, 2023, using the mid-year discounting convention) and (ii) a range of estimated terminal values derived by applying a range of multiples of 5.0x to 7.0x (which were based on Vista Outdoor’s EBITDA trading multiple for the next twelve month (“NTM”) period immediately following the latest twelve month (“LTM”) period for which financial information was publicly available) to the Sporting Products Business’s estimated average Adj. EBITDA for fiscal years 2025 through 2028, ~~as provided by Vista Outdoor management~~ (as set forth in the section entitled “—Certain Unaudited Prospective Financial Information” beginning on page 112, which average Adj. EBITDA was $378 million). In determining a range of terminal multiples, Moelis placed less emphasis on (i) the long-term TEV/NTM EBITDA multiples given the cyclical nature of the ammunition and firearm manufacturing industry, as well as the impact of both COVID-19 and political cycles on such multiples and (ii) the current TEV/CY2023E Adj. EBITDA multiples due to such multiples largely reflecting historical, not projected, results. Moelis also noted that the low end of the multiples range was informed by the multiples for Vista Outdoor, and the high end of the multiples range was informed by the averages of the multiples for the Selected Public Companies.
The first three paragraphs of the section entitled “The Transaction—Opinion of Moelis & Company LLC—Other Information” on page 110 of the Proxy Statement/Prospectus are hereby amended and restated as follows:
Moelis also noted for the Vista Outdoor Independent Directors and the Vista Outdoor Board the following information that was not considered part of Moelis’ financial analyses with respect to its opinion but was provided for reference purposes:
Selected Precedent Transactions Analysis
Moelis reviewed certain financial information andof ~~certain implied transaction multiples for eight~~ selected transactions announced since 2013 involving target businesses engaged in the ammunition and firearm manufacturing business (the “Selected Precedent Transactions”) whose operations Moelis believed, based on its experience and professional judgment, were generally relevant in certain respects to the Sporting Products Business for purposes of Moelis’ analysis and for which TEV/LTM EBITDA multiples were publicly available. In this analysis, Moelis reviewed implied TEV of each target business, as a multiple of LTM EBITDA immediately preceding announcement of the relevant transaction. Implied TEVs were based on the announced purchase prices paid for the target businesses, as well as announced LTM EBITDA for such target businesses. This data ~~resulted in TEV/EBITA multiples ranging from 5.5x to 13.7x. Based on the foregoing and using its professional judgment, Moelis selected a multiples range of 6.0x to 7.0x Adj. EBITDA, which multiples range Moelis then applied to the corresponding financial data for the Sporting Products Business for (i) the LTM period ended September 30, 2023 (of approximately $434 million, as provided by Vista Outdoor management) and (ii) the estimated fiscal year 2024,~~

~~based on the Base Case Projections, to derive TEC ranges of $2,601 million to $3,034 million and $2,354 million to $2,747 million, respectively~~ is summarized in the following table:

Announcement Date	Target	Acquirer	TEV ($ millions)	TEV/ LTM EBITDA
February 2021	Gunbroker.com business	AMMO, Inc.	$240	6.0x
July 2019	Savage Arms business1	Long Range Acquisition LLC	$170	5.7x
August 2017	Sierra Bullets, L.L.C. (“Sierra Bullets”)	Clarus	$79	6.3x
June 2017	Crosman Corporation	Compass Diversified Holdings	$152	7.6x
July 2016	Crimson Trace Corporation2	Smith & Wesson Brands, Inc.	$95	5.9x
November 2014	Battenfeld Technologies, Inc.	Smith & Wesson Brands, Inc.	$131	13.7x
August 2013	Gamo Outdoor S.L.U	Bruckman, Rosser, Sherril & Co. Inc.	$133	8.6x
May 2013	Savage Arms business	Vista Outdoor	$315	5.5x

Mean			$164	7.4x
Median			$142	6.2x
(1)Purchase price reflects inclusion of additional post-closing consideration.
(2)Based on Adj. EBITDA.
In reviewing the Selected Precedent Transactions for purposes of determining EBITDA multiples ranges for the Sporting Products Business, Moelis noted that the comparability of the Selected Precedent Transactions to the Transaction were limited due to several factors, including (i) a lack of recent comparable precedent transactions with publicly available TEV / LTM EBITDA multiples, (ii) the significantly smaller values of the precedent transactions as compared to the Base Purchase Price, (iii) the fact that only one target business, Sierra Bullets, focused primarily on ammunition manufacturing, which represents one hundred percent of the business of the Sporting Products Business, and (iv) the unavailability of NTM EBITDA multiples.
Based on the foregoing and using its professional judgment, Moelis selected a multiples range of 6.0x – 7.0x Adj. EBITDA, which selected range (i) generally reflected the mean of the Selected Precedent Transactions multiples, and (ii) reflected Moelis’ emphasis on the Sierra Bullets acquisition. Moelis then applied such multiples range to the corresponding financial data for the Sporting Products Business for (i) the estimated LTM period ended September 30, 2023 (of approximately $434 million, as provided by Vista Outdoor management) and (ii) the estimated fiscal year 2024, based on the Base Case Projections, to derive TEV ranges. This analysis indicated the following implied TEV ranges for the Sporting Products Business, as compared to the Base Purchase Price:

($ in millions)

Implied TEV Ranges based on:
LTM Adj. EBITDA	Estimated Fiscal Year 2024 Adj. EBITDA	Base Purchase Price
$2,601 - $3,034	$2,354 - $2,747	$1,910
The first sentence under the section entitled “The Transaction—Opinion of Moelis & Company LLC—Other Information—Financial Analyses Based on Vista Outdoor Management’s Downside Case Projections and

Upside Case Projections” on page 111 of the Proxy Statement/Prospectus is hereby amended and restated as follows:
Moelis also performed certain analyses described above but based on the Downside Case Projections and the Upside Case Projections ~~provided by Vista Outdoor management~~ (as set forth in the section entitled “—Certain Unaudited Prospective Financial Information” beginning on page 112).
The last two full paragraphs in the section entitled “The Transaction—Opinion of Moelis & Company LLC— Miscellaneous” on page 112 of the Proxy Statement/Prospectus are hereby amended and restated as follows:
Moelis acted as financial advisor to the Vista Outdoor Independent Directors in connection with the Transaction and became entitled to a fee upon delivery of its report prepared in connection with the Transaction of $3.5 million. Moelis also became entitled to a fee upon delivery of its opinion of $1.0 million. As of May 6, 2024, Vista Outdoor and Moelis entered into an updated engagement letter to reflect the additional work Moelis had performed and expects to perform in connection with the Transaction. The updated engagement letter provides that (i) upon delivery of a further report prepared in connection with the Transaction, Moelis will become entitled to a report fee equal to $2.5 million and (ii) in the event that the Vista Outdoor Independent Directors request a further opinion from Moelis, Moelis will become entitled to a fee upon delivery of such opinion of $1 million. On May 23, 2024, Moelis delivered a further report prepared in connection with the Transaction and became entitled to a report fee equal to $2.5 million and on July 7, 2024, Moelis delivered a further opinion and became entitled to an opinion fee equal to $1 million, which opinion is described below in the section entitled -“Inadequacy Opinion of Moelis & Company LLC” beginning on page 19). No additional fee is payable to Moelis in connection with the Transaction, whether upon consummation of the Transaction or otherwise. Furthermore, Vista Outdoor has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. The Vista Outdoor Independent Directors selected Moelis as a financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions and familiarity with Vista Outdoor. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes.
Moelis’ affiliates, employees, officers and partners may, at any time, own securities (long or short) of Vista Outdoor and CSG. Moelis has provided investment banking and other services to Vista Outdoor unrelated to the Transaction and the transaction contemplated by the MNC Final Indication and in the future may provide such services to Vista Outdoor and CSG and has received and may receive compensation for such services. In the two years prior to the date of its opinion, Moelis acted as financial advisor to (i) the Vista Outdoor Independent Directors in connection with a review of strategic alternatives, including the proposed Spin-Off (for which it received a fee of $2.0 million in addition to the amounts described above), and during such two year period Moelis otherwise had not been engaged by, or received any fees from, Vista Outdoor or CSG, and (ii) certain affiliates and other related parties of a member of the MNC financing consortium, in connection with certain transactions (for which it received aggregate fees of approximately $12.4 million). Moelis is currently engaged to provide financial advisory services to more than one affiliate of the same member of the MNC financing consortium in connection with various potential transactions. If all such potential transactions are completed, Moelis estimates it will receive aggregate fees of approximately $45 million.

The table under the section entitled “The Transaction— Certain Unaudited Prospective Financial Information” on page 114 of the Proxy Statement/Prospectus is hereby amended and restated as follows:
A summary of the Sporting Products Projections is set forth below and is subject to the important qualifications, limitations and cautionary considerations described above:

($ in millions)	Q3-Q4 FY2024E	FY2024E		FY2025E	FY2026E	FY2027E	FY2028E
Net Sales
Upside Case	773	1500		1590	1619	1651	1681
Base Case	773	1500		1500	1525	1550	1566
Downside Case	673	1400		1300	1306	1313	1326
Operating Income
Upside Case	190	$366		429	443	457	483
Base Case	190	366		333	355	365	370
Downside Case	149	326		236	240	244	248
Adjusted EBITDA (1)
Upside Case	203	392		453	465	479	504
Base Case	203	392		357	377	386	391
Downside Case	162	352		260	261	265	269
Unlevered Free Cash Flow (2)
Upside Case	180	-	(3)	283	317	325	359
Base Case	180	-	(3)	234	252	257	277
Downside Case	169	-	(3)	194	172	173	186
(1)For purposes of the Sporting Products Projections, Vista Outdoor calculated Adjusted EBITDA as net income before other income/(expense), interest, taxes and depreciation and amortization, (i) excluding non-recurring and non-cash items, except fully burdened by stock-based compensation and (ii) including the impact of the Standalone Costs. In addition, for certain of its financial analyses described above under “-Opinion of Moelis & Company LLC-Financial Analyses-Selected Publicly Traded Companies Analysis” beginning on page 108, Moelis used estimated Adjusted EBITDA for Vista Outdoor for calendar years 2023 and 2024 of: (a) Upside Case - $416 in CY2023E and $437 in CY2024E; (b) Base Case - $416 in CY2023E and $368 in CY2024E; and (c) Downside Case - $398 in CY2023E and $276 in CY2024E, each as provided by Vista Outdoor management.
(2)At the direction of Vista Outdoor management, Morgan Stanley and Moelis calculated Unlevered Free Cash Flow (using the information included in the Sporting Products Projections) as Adjusted EBITDA (i) less unlevered taxes (in the case of Morgan Stanley, using a tax rate of 24% as provided by Vista Outdoor management, and in the case of Moelis, using a tax rate of 25% as provided by Vista Outdoor management), (ii) less capital expenditures, (iii) adjusted for changes in other assets and liabilities, (iv) adjusted for changes in net working capital and (v) less after-tax cash pension contributions. Using the methodology and assumptions described above, Morgan Stanley calculated the Unlevered Free Cash Flow figures reflected in the table above and Moelis calculated the following Unlevered Free Cash Flow figures: (a) Upside Case - $178 in Q3-Q4 FY2024E, $279 in FY2025E, $312 in FY2026E, $320 in FY2027E and $354 in FY2028E; (b) Base Case - $178 in Q3-Q4 FY2024E, $231 in FY2025E, $248 in FY2026E, $254 in FY2027E and $274 in FY2028E; and (c) Downside Case - $168 in Q3-Q4 FY2024E, $192 in FY2025E, $169 in FY2026E, $171 in FY2027E and $184 in FY2028E.
(3)Unlevered Free Cash Flow for FY2024E was not calculated for purposes of Morgan Stanley’s and Moelis’ respective financial analyses and opinions.

The table below the first full paragraph on page 7 of the June 10, 2024 supplement to the Proxy Statement/Prospectus is hereby amended and restated as follows:
A summary of the Outdoor Products Projections is set forth below and is subject to the important qualifications, limitations and cautionary considerations described above:

($ in millions)	FY2025E	FY2026E	FY2027E	FY2028E	FY2029E
Revenue	$1,260	$1,372	$1,502	$1,618	$1,715
Operating Income	$20	$75	$141	$158	$171
Adjusted EBITDA (1)	$90	$145	$210	$228	$242
Unlevered Free Cash Flow (2)	$76	$86	$135	$147	$159
(1)For purposes of the Outdoor Products Projections, Vista Outdoor calculated Adjusted EBITDA as net income before other income/(expense), interest, taxes and depreciation and amortization, (i) excluding non-recurring and non-cash items, except fully burdened by stock-based compensation and (ii) including the impact of the Standalone Costs.
(2)At the direction of Vista Outdoor management, Morgan Stanley and Moelis calculated Unlevered Free Cash Flow (using the information included in the Outdoor Products Projections) as Adjusted EBITDA (i) less unlevered taxes using a tax rate of 24% as provided by Vista Outdoor management, (ii) less capital expenditures, (iii) adjusted for changes in other assets and liabilities, and (iv) adjusted for changes in net working capital.

Forward-Looking Statements
Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.
Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.
No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst. INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive Proxy Statement/Prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the Proxy Statement/Prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.
Participants in Solicitation
Vista Outdoor, Revelyst, Merger Sub Parent, Merger Sub and CSG and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the Proxy Statement/Prospectus relating to the Transaction.